Exhibit 99.1

EMERA INC.

SPECIAL SHAREHOLDERS’ MEETING

JULY 11, 2019

FINAL SCRUTINEERS’ REPORT ON RESULT OF

VOTE BY BALLOT AND RESIDENCY OF EMERA INC.

The undersigned Scrutineers hereby report that on the poll taken on the motion, the shareholders present in person or represented by proxy at this Meeting voted as follows:

Amendment of Articles of Association:

On a vote by ballot, the amendment to Part B of the Articles of Association of the Company for the removal of the 25 percent restrictions relating to share ownership and voting rights by non-Canadian resident shareholders of the Company was passed.

The outcome of the ballot vote, both before and after giving effect to the adjustment required by the twenty-five (25%) percent non-resident share constraint (more particularly described on page 3 of the Management Information Circular filed on SEDAR and distributed to shareholders in connection with this Meeting) was as follows:

Vote Results Before Reduction of Non-Resident Vote:

Votes For	% of Votes For	Votes Against	% of Votes Against
85,590,677	95.61%	3,926,670	4.39%

Vote Results After Reduction of Non-Resident Vote to 25%:

Votes For	% of Votes For	Votes Against	% of Votes Against
74,734,901	95.03%	3,909,999	4.97%

Dated this 11th day of July, 2019.

AST Trust Company (Canada)

Scrutineer - Cindy Harrett	Scrutineer – Bruno Di Genova